UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:         Feb 29, 2024
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-08236	                                  September 30, 2022

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2. State Identification Number: IL

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Northern Funds
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4. Address of principal executive office (number,street,city,state,zip code):

50 South La Salle, Chicago, IL 60603

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INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Trustees of Northern Funds

We have examined management's assertion, included in the accompanying Management's Statement Regarding Northern Funds' Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that Northern Funds (collectively, the "Company"), comprised of the funds listed in the attached Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "specified requirements") as of September 30, 2022, with respect to securities reflected in the investment account of the Company. The Company's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of September 30, 2022, and with respect to agreement of security purchases and sales, for the period from August 31, 2022 (the date of our last examination) through September 30, 2022, which is a date we selected without prior notice to management:

1. Confirmation of all securities held by institutions in book entry form on behalf of Northern Trust, by the Federal Reserve Bank of Kansas City and The Depository Trust Company.

2. Confirmation of 12 out of 15 securities pledged as collateral for future contracts with brokers. For confirms not received, agreed to the cash records provided by Northern Trust.

3. Reconciliation of all such securities to the books and records of the Company and Northern Trust.

4. Confirmation and verification through a review of documents or electronic files provided by Northern Trust or verification of the subsequent settlement to cash records provided by Northern Trust of approximately 80% of all securities held in book entry form by various sub-custodians, by various agent banks, by Clearing and Depository Services, or by CREST Co.

5. Confirmation of 18 out of 20 repurchase agreements with brokers/banks and agreement of underlying collateral with Northern Trust records. For confirmations not received, agreed to the cash records provided by Northern Trust.

6. Agreement of 41 security purchases and 41 security sales or maturities since our last report from the books and records of the Company to the subsequent settlement in cash records provided by Northern Trust.

Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that each of the Northern Funds (listed in Appendix A) complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2022 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Funds and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.



/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
September 5, 2023
















Appendix A

Northern Funds

Active M Emerging Markets Equity Fund
Active M International Equity Fund
Arizona Tax-Exempt Fund
Bond Index Fund
California Intermediate Tax-Exempt Fund
California Tax-Exempt Fund
Core Bond Fund
Emerging Markets Equity Index Fund
Fixed Income Fund
Global Real Estate Index Fund
Global Sustainability Index Fund
Global Tactical Asset Allocation Fund
High Yield Fixed Income Fund
High Yield Municipal Fund
Income Equity Fund
Intermediate Tax-Exempt Fund
International Equity Fund
International Equity Index Fund
Large Cap Core Fund
Large Cap Value Fund
Limited Term Tax-Exempt Fund
Limited Term U.S. Government Fund
Mid Cap Index Fund
Multi-Manager Emerging Markets Debt Opportunity Fund
Multi-Manager Global Listed Infrastructure Fund
Multi-Manager Global Real Estate Fund
Multi Manager High Yield Opportunity Fund
Northern Engage360 Fund
Short Bond Fund
Small Cap Core Fund
Small Cap Index Fund
Small Cap Value Fund
Stock Index Fund
Tax-Advantaged Ultra-Short Fixed Income Fund
Tax-Exempt Fund
U.S. Government Fund
U.S. Government Money Market Fund
U.S. Government Select Money Market Fund
U.S. Treasury Index Fund
U.S. Quality ESG Fund
Ultra-Short Fixed Income Fund






Management Statement Regarding Northern Funds' Compliance with Rule 17f-2 Under the Investment Company Act of 1940

We, as members of management of Northern Funds (collectively, the "Company"), comprised of the funds listed in the attached Appendix A, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company`s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2022, and from August 31, 2022 (the date of your last examination) through September 30, 2022.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2022, and from August 31, 2022 (the date of your last examination) through September 30, 2022, with respect to securities reflected in the investment accounts of the Company.


Northern Funds


By:

/s/ Peter Ewing
Peter Ewing
President, Northern Funds

/s/ Randal Rein
Randal Rein
Treasurer, Northern Funds


September 5, 2023














Appendix A

Northern Funds

Active M Emerging Markets Equity Fund
Active M International Equity Fund
Arizona Tax-Exempt Fund
Bond Index Fund
California Intermediate Tax-Exempt Fund
California Tax-Exempt Fund
Core Bond Fund
Emerging Markets Equity Index Fund
Fixed Income Fund
Global Real Estate Index Fund
Global Sustainability Index Fund
Global Tactical Asset Allocation Fund
High Yield Fixed Income Fund
High Yield Municipal Fund
Income Equity Fund
Intermediate Tax-Exempt Fund
International Equity Fund
International Equity Index Fund
Large Cap Core Fund
Large Cap Value Fund
Limited Term Tax-Exempt Fund
Limited Term U.S. Government Fund
Mid Cap Index Fund
Multi-Manager Emerging Markets Debt Opportunity Fund
Multi-Manager Global Listed Infrastructure Fund
Multi-Manager Global Real Estate Fund
Multi Manager High Yield Opportunity Fund
Northern Engage360 Fund
Short Bond Fund
Small Cap Core Fund
Small Cap Index Fund
Small Cap Value Fund
Stock Index Fund
Tax-Advantaged Ultra-Short Fixed Income Fund
Tax-Exempt Fund
U.S. Government Fund
U.S. Government Money Market Fund
U.S. Government Select Money Market Fund
U.S. Treasury Index Fund
U.S. Quality ESG Fund
Ultra-Short Fixed Income Fund